CHARTIS

National Union Fire Insurance Company of Pittsburgh, Pa.

A capital stock company

Policy Number: 06-683-41-68 Replacement of: 02-581-91-58

EXCESS EDGESM

DECLARATIONS

Policyholder:                    WELLS FARGO FUNDS TRUST

Policyholder Address:      525 MARKET STREET

                                         SAN FRANCISCO, CA 94105-2712             Limit of Liability:                $   20,000,000

                                                                                                     Total Underlying Limits:     $   90,000,000

Policyholder Domicile:      New York                                              Policy Period: From:           09/01/2011

Insurer Address:               175 Water Street, 18th Floor                                           To:               09/01/2012

                                         New York, NY 10038

                                                                                                     Premium:                           $   39,519

Claims Address:  e-mail: c-claim@chartisinsurance.com

            Mail:     Chartis, Financial Lines Claims

                        P.O. Box 25947

                        Shawnee Mission, KS  66225

SCHEDULE OF UNDERLYING COVERAGE

Underlying Insurer                                           Underlying Policy                        Underlying Limit       Underlying Policy

                                                                                                                                                   Period

Great American Insurance Company                  FS-517-76-01-08                        $10,000,000            09/01/2011 to

                                                                                                                     Primary                   09/01/2012

The Fidelity & Deposit Company of MD              FIB 0004712 11                          $20,000,000 xs        09/01/2011 to

                                                                                                                     $20,000,000            09/01/2012

Berkley Asset Protection                                    BFI-71000386-11                        $20,000,000 xs        09/01/2011 to

                                                                                                                     $40,000,000            09/01/2012

Federal Insurance Company                              82183333                                  $20,000,000 xs        09/01/2011 to

                                                                                                                     $60,000,000            09/01/2012

Axis Insurance Company                                  MCN753993/01/2011                 $10,000,000 xs        09/01/2011 to

                                                                                                                     $80,000,000            09/01/2012

The Policy Period incepts and expires as of 12:01 A.M. at the Policyholder Address. Terms with “Bold” typeface are used in this policy with the meanings and values ascribed to them above; however, subject to the Changes clause, the “Followed Policy” means the policy in the Schedule with an “*” at the beginning of its row, but only with respect to the following Followed Coverage Section(s): Standard Great American Investment Company Bond.

103224 (02/10)

In consideration of the payment of the premium, the Insurer (the subsidiary or affiliate of Chartis Inc. set forth at the top of the prior page) and insureds agree as follows:

INSURING AGREEMENT   This policy shall provide coverage in accordance with the same terms, conditions and limitations of the Followed Policy, as modified by and subject to the terms, conditions and limitations of this policy.

The Insurer’s coverage obligations under this policy attach to the Insurer only after the Total Underlying Limits have been exhausted through payments by, on behalf of or in the place of the Underlying Insurers of amounts covered under the Underlying Policies.  This policy shall continue in force as primary insurance only upon the exhaustion of the Total Underlying Limits and satisfaction of any applicable retention by reason of such payments.  This policy shall recognize erosion of an Underlying Limit of an Underlying Policy through payments by others of covered amounts under that Underlying Policy.  The risk of uncollectability of any part of the Total Underlying Limits, for any reason, is expressly retained by the Policyholder and any insureds, and is not insured under this policy or assumed by the Insurer.

LIMIT OF LIABILITY        The Limit of Liability is the aggregate limit of the Insurer’s liability for all coverage under this policy.

NOTICES                       Where the Followed Policy requires or permits notice to its insurer, the Policyholder or the insureds have the same obligations and rights to notify the Insurer under this policy, except that with respect to this policy, any notice to the Insurer must be directed as follows:  (i) for claims-related matters, by mail or e-mail to the Claims Address; and (ii) for all other notices, by mail to the Insurer Address.

RIGHTS                         The Insurer shall have the same rights, privileges and protections afforded to the

                                    Underlying Insurer of the Followed Policy in accordance with the terms, conditions and limitations of the Followed Policy.  The Insurer shall also have the right, in its sole discretion, but not the obligation, to effectively associate with the insured in the defense and settlement of any claim that appears to be reasonably likely to involve the Insurer. The Policyholder, its subsidiariesand any insureds shall provide the Insurer with such information, assistance and cooperation as theInsurer may reasonably request and shall not do anything that prejudices the Insurer’s position or potential rights of recovery, including, but not limited to, terminating any Underlying Policy.

RELIANCE                      The Insurer has issued this policy in reliance upon the completeness and accuracy of the applications, warranty, statements, the binders for the Underlying Policies, any attachments thereto and any other materials submitted for this policy, which shall be deemed attached hereto and made a part hereof.

CHANGES                     If, subsequent to the issuance of the Followed Policy, the terms, conditions or limitations of an Underlying Policy are modified, the insureds must notify the Insurer in writing, as soon as practicable, of such modification. If any changes to the Followed Policy: (i) expand coverage, (ii) change the policyholder name or address, or (iii) modify premium, this policy shall not follow those changes unless the Insurer reflects its agreement to do so in a written endorsement to this policy.

IN WITNESS WHEREOF, the insurer has caused this policy to be signed on the Declarations page by its President, a Secretary and a duly authorized representative of the Insurer.

PRESIDENT                                            SECRETARY                                              AUTHORIZED REPRESENTATIVE

COUNTERSIGNATURE                                       DATE                                             COUNTERSIGNATURE LOCATION

WILLIS OF MINNESOTA, INC.

1600 UTICA AVE S.  SUITE 600

MINNEAPOLIS, MN 55416

103224 (02/10)

ENDORSEMENT #  1

This endorsement, effective   12:01               September 1, 2011           forms a part of

policynumber     06-683-41-68

issuedto     WELLS FARGO FUNDS TRUST

by         National Union Fire Insurance Company of Pittsburgh, Pa.

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

COVERAGE TERRITORY ENDORSEMENT

Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

By ________________________________

AUTHORIZED REPRESENTATIVE

89644 (07/05)

ENDORSEMENT #  2

This endorsement, effective   12:01               September 1, 2011           forms a part of

policynumber     06-683-41-68

issuedto     WELLS FARGO FUNDS TRUST

by         National Union Fire Insurance Company of Pittsburgh, Pa.

FIDELITY ENDORSEMENT

(UNDERLYING SUBLIMITS NOT COVERED)

In consideration of the premium charged, it is hereby understood and agreed that the policy is amended as follows:

1.       The NOTICES are deleted in their entirety and replaced with the following:

NOTICES:  Please read the policies carefully and discuss the coverage hereunder with your insurance agent or broker.

2.       The “RELIANCE” Clause is deleted in its entirety and replaced with the following:

          RELIANCE      The Insurer has issued this policy in reliance upon the completeness and accuracy of the applications, warranties, statements, the binders for the Underlying Policies, any attachments thereto and any other materials submitted for this policy.

If any Underlying Limits are subject to a sub-limit of liability, then this policy shall not provide coverage with respect to the coverage that is subject to such sub-limit; provided, however this policy shall recognize payments made under any such sub-limit in any Underlying Policy and such payments shall apply toward the exhaustion of the Underlying Limits.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

                                                                                     By ________________________________

AUTHORIZED REPRESENTATIVE

ENDORSEMENT #  3

This endorsement, effective   12:01               September 1, 2011           forms a part of

policynumber     06-683-41-68

issuedto     WELLS FARGO FUNDS TRUST

by         National Union Fire Insurance Company of Pittsburgh, Pa.

FORMS INDEX ENDORSEMENT

The contents of the Policy is comprised of the following forms:

FORM NUMBER     EDITION DATE    FORM TITLE

103224                02/10               EXCESS DEC AND POLICY - ADMITTED

89644                 07/05               COVERAGE TERRITORY ENDORSEMENT

MNSCPT                                     FIDELITY ENDORSEMENT

78859                 10/01               FORMS INDEX ENDORSEMENT

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.

By ________________________________

AUTHORIZED REPRESENTATIVE

78859 (10/01)

FINANCIAL INSTITUTION EXCESS FOLLOW FORM CERTIFICATE

The Great American Insurance Company, herein called the UNDERWRITER

Bond Number:                                                  FS 204-59-90 - 01

Name and Address of Insured:                  Wells Fargo Funds Trust

                                                                                525 Market Street

                                                                                San Francisco, CA 94105

The UNDERWRITER, in consideration of an agreed premium, and in reliance upon the statements and information furnished to the UNDERWRITER by the Insured, and subject to the terms and conditions of the underlying coverage scheduled in ITEM 3 below, as excess and not contributing insurance, agrees to pay the Insured for loss which:

(a) Would have been paid under the Underlying but for the fact that such loss exceeds the limit of liability of the Underlying Carrier (s) listed in Item 3, and

(b) for which the Underlying Carrier (s) has (have) made payment, and the Insured has collected the full amount of the expressed limit of the Underlying Carrier’s (s) liability.

ITEM 1.  BOND PERIOD: from 12:01 a.m. on 09/01/2011 to 12:01 a.m. on 09/01/2012

                                                                                           (inception)                                   (expiration)

ITEM 2.  LIMIT OF LIABILITY AT INCEPTION: $12,500,000 Single Loss Limit over Insuring Agreements

   A, B, C, D, E, F, J and L (Financial Institution Investment Company Bond)

ITEM 3.  UNDERLYING COVERAGE:

CARRIER:                Great American Insurance Company

LIMIT:                       $20,000,000 Single Loss Limit subject to primary deductibles over

                                                                  Insuring Agreements A, B, C, D, E, F, J and L

                                                                  (Financial Institution Investment Company Bond)

BOND NUMBER:   FS 517-76-01 - 08

                            BOND PERIOD:      12:01 AM on 09/01/2011 to 12:01 AM on 09/01/2012

                B)        CARRIER:                 Fidelity & Deposit Company of Maryland

LIMIT:                       $20,000,000 Limit over Item A Above

                            BOND NUMBER:   FIB 0004712 11

                            BOND PERIOD:      12:01 AM on 09/01/2011 to 12:01 AM on 09/01/2012

                C)        CARRIER:                                 Berkley Regional Insurance Company

            LIMIT:                       $20,000,000 Limit over Items A & B Above

                            BOND NUMBER:   BFI-71000386-11

                            BOND PERIOD:      12:01 AM on 09/01/2011 to 12:01 AM on 09/01/2012

D)       CARRIER:                 Federal Insurance Company

                            LIMIT:                       $20,000,000 Limit over Items A, B & C Above

                            BOND NUMBER:   82183333

                            BOND PERIOD:      12:01 AM on 09/01/2011 to 12:01 AM on 09/01/2012

                E)        CARRIER:                 Axis Insurance Company

                            LIMIT:                       $10,000,000 Limit over Items A, B, C & D Above

                            BOND NUMBER:   MCN753993/01/2011

                            BOND PERIOD:      12:01 AM on 09/01/2011 to 12:01 AM on 09/01/2012

                F)        CARRIER:                 National Union Fire Insurance Company of Pittsburgh, PA

                            LIMIT:                       $20,000,000 over Items A, B, C, D & E Above

                            BOND NUMBER:   06-683-41-68

                            BOND PERIOD:      12:01 AM on 09/01/2011 to 12:01 AM on 09/01/2012

ITEM 4.  Coverage provided by this Bond is subject to the following attached Rider(s):  Rider No. 1

ITEM 5.  By acceptance of this Bond, you give us notice canceling prior Bond No.  FS 204-59-90 – 00.

                   the cancellation to be effective at the same time this Bond becomes effective.

In witness whereof, the UNDERWRITER has caused this certificate to be signed by an Authorized Representative of the UNDERWRITER  this _______ day of _________________, 2011.

                                                                                                       GREAT AMERICAN INSURANCE COMPANY

                                                                                  By: __________________________________________

                                                                                                                       (Authorized Representative)

RIDER NO. 1

To be attached to and form part of Bond No. FS 204-59-90 - 01

Issued to   Wells Fargo Funds Trust

It is agreed that:

1. Coverage provided by this Bond shall not respond as excess over any sub-limited coverage(s) that are part of the Primary Bond.

2. This rider shall become effective as of 12:01 a.m. on 09/01/2011 standard time.